SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Viomi Technology Co., Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

92762J103**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American depositary shares, each representing three Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92762J103	SCHEDULE 13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON SCC VENTURE V HOLDCO I, LTD. (“SCCV V HOLDCO I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%[1]
12	TYPE OF REPORTING PERSON OO

[1]	Based on a total of 90,200,000 shares outstanding as of December 31, 2018, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019.

CUSIP No. 92762J103	SCHEDULE 13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA VENTURE FUND V, L.P. (“SCCVF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 shares, of which 0 shares are directly owned by SCCV V HOLDCO I. SCCV V HOLDCO I is wholly owned by SCCVF V.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 shares, of which 0 shares are directly owned by SCCV V HOLDCO I. SCCV V HOLDCO I is wholly owned by SCCVF V.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%[1]
12	TYPE OF REPORTING PERSON PN

[1]	Based on a total of 90,200,000 shares outstanding as of December 31, 2018, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019.

CUSIP No. 92762J103	SCHEDULE 13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON SC CHINA VENTURE V MANAGEMENT, L.P. (“SCCVF MGMT V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 shares, of which 0 shares are directly owned by SCCV V HOLDCO I. SCCV V HOLDCO I is wholly owned by SCCVF V. SCCVF MGMT V is the General Partner of SCCVF V.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 shares, of which 0 shares are directly owned by SCCV V HOLDCO I. SCCV V HOLDCO I is wholly owned by SCCVF V. SCCVF MGMT V is the General Partner of SCCVF V.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%[1]
12	TYPE OF REPORTING PERSON PN

[1]	Based on a total of 90,200,000 shares outstanding as of December 31, 2018, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019.

CUSIP No. 92762J103	SCHEDULE 13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON SC CHINA HOLDING LIMITED (“SCC HOLD”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

  0 shares, of which 0 shares are directly owned by SCCV V HOLDCO I. SCCV V HOLDCO I is wholly owned by SCCVF V. SCCVF MGMT V is the General Partner of SCCVF V. SCC HOLD is the General Partner of SCCVF MGMT V.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

  0 shares, of which 0 shares are directly owned by SCCV V HOLDCO I. SCCV V HOLDCO I is wholly owned by SCCVF V. SCCVF MGMT V is the General Partner of SCCVF V. SCC HOLD is the General Partner of SCCVF MGMT V.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%[1]
12	TYPE OF REPORTING PERSON OO

[1]	Based on a total of 90,200,000 shares outstanding as of December 31, 2018, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019.

CUSIP No. 92762J103	SCHEDULE 13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON SNP CHINA ENTERPRISES LIMITED (“SNP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

  0 shares, of which 0 shares are directly owned by SCCV V HOLDCO I. SCCV V HOLDCO I is wholly owned by SCCVF V. SCCVF MGMT V is the General Partner of SCCVF V. SCC HOLD is the General Partner of SCCVF MGMT V. SNP wholly owns SCC HOLD.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

  0 shares, of which 0 shares are directly owned by SCCV V HOLDCO I. SCCV V HOLDCO I is wholly owned by SCCVF V. SCCVF MGMT V is the General Partner of SCCVF V. SCC HOLD is the General Partner of SCCVF MGMT V. SNP wholly owns SCC HOLD.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%[1]
12	TYPE OF REPORTING PERSON OO

[1]	Based on a total of 90,200,000 shares outstanding as of December 31, 2018, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019.

CUSIP No. 92762J103	SCHEDULE 13G	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON NEIL NANPENG SHEN (“NS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG SAR

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 648,489[1] shares
	6

  SHARED VOTING POWER

  0 shares, of which 0 shares are directly owned by SCCV V HOLDCO I. SCCV V HOLDCO I is wholly owned by SCCVF V. SCCVF MGMT V is the General Partner of SCCVF V. SCC HOLD is the General Partner of SCCVF MGMT V. SNP wholly owns SCC HOLD. NS wholly owns SNP.

	7	SOLE DISPOSITIVE POWER 648,489 shares
	8

  SHARED DISPOSITIVE POWER

  0 shares, of which 0 shares are directly owned by SCCV V HOLDCO I. SCCV V HOLDCO I is wholly owned by SCCVF V. SCCVF MGMT V is the General Partner of SCCVF V. SCC HOLD is the General Partner of SCCVF MGMT V. SNP wholly owns SCC HOLD. NS wholly owns SNP.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,489 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%[2]
12	TYPE OF REPORTING PERSON IN

[1]	Represented by 216,163 American Depositary Shares.
[2]	Based on a total of 90,200,000 shares outstanding as of December 31, 2018, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019.

CUSIP No. 92762J103	SCHEDULE 13G	Page 8 of 11 Pages

ITEM 1.

(a) Name of Issuer:

Viomi Technology Co., Ltd.

(b) Address of Issuer’s Principal Executive Offices:

Wansheng Square, RM 1302 Tower C

Xingang East Road, Haizhu District

Guangzhou, Guangdong F4 510220

People’s Republic of China

ITEM 2.

(a) Name of Persons Filing:

SCC Venture V Holdco I, Ltd.

Sequoia Capital China Venture Fund V, L.P.

SC China Venture V Management, L.P.

SC China Holding Limited

SNP China Enterprises Limited

Neil Nanpeng Shen

SCCV V HOLDCO I is wholly owned by SCCVF V. The General Partner of SCCVF V is SCCVF MGMT V. The General Partner of SCCVF MGMT V is SCC HOLD. SCC HOLD is wholly owned by SNP. NS wholly owns SNP.

(b) Address of Principal Business Office or, if none, Residence:

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

(c) Citizenship:

SCCV V HOLDCO I, SCCVF V, SCCVF MGMT V, SCC HOLD: Cayman Islands

SNP: British Virgin Islands

NS: Hong Kong SAR

(d) CUSIP Number:

92762J103

ITEM 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4. OWNERSHIP

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

CUSIP No. 92762J103	SCHEDULE 13G	Page 9 of 11 Pages

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10. CERTIFICATION

NOT APPLICABLE

CUSIP No. 92762J103	SCHEDULE 13G	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

SCC Venture V Holdco I, Ltd.

By:	Sequoia Capital China Venture Fund V, L.P.
its Member

By:	SC China Venture V Management, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

Sequoia Capital China Venture Fund V, L.P.

By:	SC China Venture V Management, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

SC China Venture V Management, L.P.

By:	SC China Holding Limited
its General Partner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

SC China Holding Limited

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

SNP China Enterprises Limited

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

CUSIP No. 92762J103	SCHEDULE 13G	Page 11 of 11 Pages

Neil Nanpeng Shen

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen